March 23, 2022

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On December 15, 2021, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 243 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 252 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares Carbon Offsets Climate ETF (the "Fund")1.

We received comments from you on January 26, 2022 and March 3, 2022 relating to the Amendment. For your convenience and reference, we have summarized the comments in this letter and provided the Trust's response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the "B-Filing"). The B-Filing is being made for the purpose of incorporating modifications to the Fund's prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes.

January 26, 2022 Comments:

Prospectus

Principal Investment Strategies

1.Comment: In light of the Fund's name, it should have a policy to invest at least 80% of its assets in carbon offsets or their economic equivalent including futures. Further, futures should be valued at their market and not notional value and this should be disclosed in the prospectus.

1Note that the Trust has changed the name of the Fund to the "ProShares Carbon Offsets Strategy ETF."

Response: The Trust has revised the summary prospectus disclosure as follows to clarify the Fund's name policy:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in financial instruments that in combination provide exposure to nature-based carbon offset futures contracts.

The Trust respectfully declines to include additional disclosure in the prospectus related to how futures value will be calculated for purposes of the Fund's name policy. The Trust notes that the applicable disclosures appear in the Statement of Additional Information.

2.Comment: Provide disclosure explaining in clear and concise terms what carbon futures are, how they are regulated, and where they are traded. If applicable, as part of this discussion, please explain cap and trade regimes and the geographic areas in which the Fund will seek exposure.

Response: The Trust has amended the summary prospectus to include the following to clarify the Fund's use of carbon offset futures contracts and carbon allowance futures contracts:

Carbon offsets are distinct from carbon allowances. Carbon allowances are typically issued and accounted for by governments, as a component of a "cap and trade" emissions regulation scheme, and grant the owner the right to emit a certain amount of carbon dioxide or other greenhouse gas.

▪ Nature-Based Carbon Offset Futures Contracts – Standardized nature-based carbon offset futures contracts that call for the future delivery of a specified quantity and type of nature- based carbon offsets at a specified time and place. These contracts are traded on, or subject to the rules of, an exchange registered with the Commodity Futures Trading Commission ("CFTC"). ~~that call for the future delivery of a specified quantity and type of at a specified time and place, or alternatively, may call for cash settlement~~. The value of nature-based carbon offset futures contracts at settlement is determined by reference to the spot price of eligible nature- based carbon offsets to be delivered.

The Trust has amended the statutory prospectus under the section "Additional Investments" to include the following:

▪Carbon Allowance Futures Contracts – Standardized carbon allowance futures contracts that call for the future delivery of a specified quantity and type of carbon allowance at a specified time and place traded on, or subject to the rules of, an exchange registered with the Commodity Futures Trading Commission ("CFTC"). Carbon allowances are typically issued and accounted for by governments, as a component of a "cap and trade" emissions regulation scheme, and grant the owner the right to emit a certain amount of carbon dioxide or other greenhouse gas. The value of carbon allowance futures at settlement is determined by reference to the cash price for eligible carbon allowances.

The price for carbon allowance futures contracts is based on a number of factors, including the supply of and the demand for carbon allowance futures contracts. Market conditions and expectations, position limits, collateral requirements, and other factors each can impact the supply of and demand for carbon allowance futures contracts. The price for carbon allowance futures contracts is also based on the supply of and the demand for carbon allowances. The supply may be driven by emissions trading scheme issuance while the demand may be driven by greenhouse gas emission levels of companies subject to the emissions trading scheme. The continued growth of carbon allowances will require increased usage as a means of accounting for greenhouse gas emissions. Even if growth in carbon allowances continues in the near or medium-term, there is no assurance that the carbon allowance usage will continue to grow over the long-term. A contraction in the use of carbon allowances may result in a lack of liquidity, increased volatility and a reduction in the price of carbon allowances and carbon allowance futures contracts. New technologies may diminish or eliminate the need for carbon allowances and carbon allowance futures. There is no assurance that the market for carbon allowances or carbon allowance futures will continue to exist. The market is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price.

The Trust has amended the SAI to include the following:

Nature-Based Carbon Offsets and Nature-Based Carbon Offset Futures Risk – Nature-based carbon offset futures contracts are a relatively new type of standardized futures contract. The first nature-based carbon offset futures contracts to be listed on a U.S. exchange began trading in August 2021. Companies, governments, and individuals may use nature-based carbon offset futures contracts to lock in (i.e., hedge) the price of the nature-based carbon offsets that plan to purchase or sell in the future.

The price for nature-based carbon offset futures contracts is based on a number of factors, including the supply of and the demand for nature-based carbon offset futures contracts. Market conditions and expectations, position limits, collateral requirements, and other factors each can impact the supply of and demand for nature-based carbon offset futures contracts. The price for nature-based carbon offset futures contracts is also based on the supply of and the demand for nature-based carbon offsets. The supply may be driven by the availability of appropriate projects while the demand may be driven by the desire of individuals and companies to reduce their overall carbon footprint. The continued growth of nature-based carbon offsets will require increased usage as a means of offsetting CO2 emissions and the availability of nature-based projects to offset carbon emissions. Even if growth in nature-based carbon offsets adoption continues in the near or medium- term, there is no assurance that nature-based carbon offsets usage will continue to grow over the long-term. A contraction in the use of nature-based carbon offsets may result in a lack of liquidity, increased volatility and a reduction in the price of nature-based carbon offsets and nature-based carbon offset futures contracts. New technologies may diminish or eliminate the need for nature- based carbon offsets and nature-based carbon offset futures. There is no assurance that the market for nature-based carbon offsets or nature-based carbon offset futures will continue to exist. The market for nature-based carbon offset futures contracts is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant.

Carbon Allowances and Carbon Allowance Futures Risk – Carbon allowance futures contracts are a type of standardized futures contract. Companies, governments, and individuals may use carbon allowance futures contracts to set a price for the carbon allowances that may be required in the future to account for greenhouse gas emissions.

Carbon allowances are typically issued under a "cap and trade" or "emissions trading" regulation scheme. In such a scheme, a limit or "cap" is typically set by a regulator, such as a governmental entity or supranational organization, on the total amount of specific greenhouse gases that can be emitted by regulated entities. The regulator then issues or sells "emission allowances" or "carbon allowances" to these entities which may then buy or sell ("trade") the allowances on the open market. If a cap is decreased, regulated entities are incentivized to further reduce emissions or purchase additional carbon allowances on the open market where prices may be increasing as a result of increased demand. There is no assurance that cap and trade schemes will continue to exist or that they will be an effective method for reducing greenhouse emissions. These schemes could be terminated or not renewed upon expiration.

The price for carbon allowance futures contracts is based on a number of factors, including the supply of and the demand for carbon allowance futures contracts. Market conditions and expectations, position limits, collateral requirements, and other factors each can impact the supply of and demand for carbon allowance futures contracts. The price for carbon allowance futures contracts is also based on the supply of and the demand for carbon allowances. The supply may be driven by emissions trading scheme issuance while the demand may be driven by the greenhouse gas emission levels of companies subject to the emissions trading scheme. The continued growth of these carbon allowances will require increased usage as a means of accounting for greenhouse emissions. Even if growth in carbon allowances continues in the near or medium-term, there is no assurance that the carbon allowance usage will continue to grow over the long-term. A contraction in the use of carbon allowances may result in a lack of liquidity, increased volatility and a reduction in the price of carbon allowances and carbon allowance futures contracts. New technologies may diminish or eliminate the need for carbon allowances and carbon allowance futures. There is no assurance that the market for carbon allowances or carbon allowance futures will continue to exist. The market is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Market disruptions or volatility can also make it difficult to find a counterparty willing to transact at a reasonable price and sufficient size. Illiquid markets may cause losses, which could be significant.

3.Comment: The disclosure appears to use nature-based carbon offset futures and carbon offset futures interchangeably. Clearly and concisely explain the difference between those two and clearly state the Fund's strategy regarding each type of futures contract.

Response: The Fund seeks to invest primarily in nature-based carbon offset futures contracts. As carbon offsets which are not nature-based exist, the disclosure will be revised to clarify that the Fund seeks to invest primarily in nature-based carbon offset futures.

4.Comment: Is the Fund focusing on nature-based carbon offset futures traded on the CME such as the NGO contracts or other carbon offset futures. If other futures, which ones. Please clarify.

Response: At this time, the Fund's investment in nature-based carbon offset futures will be focused on those listed on the CME (product code NGO). In the event an exchange different from the CME should list nature-based carbon offset futures, the Advisor would consider those futures for inclusion in the Fund's portfolio. In the event the CME should list nature-based carbon offset futures with specifications different from NGO, the Advisor would consider those futures for inclusion in the Fund's portfolio.

5.Comment: (a) How does the Fund determine liquidity of the contracts? How would the Fund categorize futures for purposes of Rule 22e-4. How would the Fund take into account the trading history, price volatility, and trading volume of the futures contracts and be able to conduct meaningful market analysis given these factors.

(b)Supplementally, please provide a capacity analysis for the Fund which may include qualitative data as appropriate and information regarding the trading experience of other vehicles providing exposure to futures on carbon offset credits. Further, please make sure your response to our liquidity question analyzes the liquidity of specific instruments the Fund seeks to invest in.

Response: (a) The Advisor expects the futures contracts in which the Fund invests would currently be considered moderately liquid, but expects the liquidity to improve significantly with the launch of the Fund. Under current market conditions and at the level at which the Fund is expected to invest, the Fund conservatively expects that a position of significant size would be convertible to cash in three to seven business days without the conversion to cash significantly changing the market value of such contracts. The Fund's liquidity program administrator will evaluate the liquidity of the Fund's investments under both normal and reasonably foreseeably stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund's portfolio investments. In addition, the Advisor notes that since such futures are purchased on margin, a significant portion of the Fund's assets typically will be held in money market instruments and to the extent not utilized for margin for the futures contracts will be readily available to meet redemption requests.

(b) In regard to (b), the Trust has provided its analysis under separate cover.

6.Comment: Has the Fund engaged with market makers and authorized participants to understand the feasibility of the arbitrage mechanism for an ETF investing substantially all of its assets in carbon emissions related products? Please describe the extent of that engagement and its outcome.

Response: The Advisor has engaged with more than a dozen Authorized Participants and market makers with respect to this Fund and the futures in which the Fund will invest. The engagement suggests the underlying OTC market for nature-based carbon offset futures is robust and growing rapidly: market size estimates range from $1-2 billion, with over 110% annual average growth as new offsets are registered. Based on these conversations, we estimate the traded value in the OTC spot nature-based carbon offset market is about $80 million per day. Authorized Participants and market makers alike opined the futures market is orderly with pricing that is generally well tethered to the much larger underlying OTC market. They believe the arbitrage mechanism between the futures and the ETF will be supported by the arbitrage between the futures contract and the spot market.

7.Comment: The strategy states that the "Fund seeks to achieve its investment objective by investing in nature-based carbon offset futures contracts and instruments providing exposure to such contracts." Please explain what is meant by "and instruments."

Response: While the Fund intends to primarily invest in futures contracts, in seeking its investment objective, the Fund may achieve exposure to carbon offset futures contracts through investment in the following: futures contracts, swap agreements, forward contracts, and corporate debt securities.

8.Comment: Please revise the below disclosure to read "seeks exposure to" as opposed to "seeks to invest in."

The Fund seeks to invest in the most liquid nature-based carbon offset futures contracts, as determined by the Advisor. As of the date of this prospectus, the most liquid carbon offset futures contracts are those expiring in December of the current year and the following year.

Response: The Trust has revised the disclosure as suggested.

9.Comment: The below sub-comments relate to the Cayman subsidiary.

(a)With regard to the Cayman Island subsidiary, add disclosure or direct us to existing disclosure to the effect of the following: the fund complies with provisions of the 1940 Act governing investment policies and capital structure and leverage on an aggregate basis with the Cayman subsidiary.

Response: The Trust has revised its Subsidiary Investment Risk disclosure contained in the statutory prospectus as follows:

Subsidiary Investment Risk — Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary are organized, respectively, could result in the inability of the Fund to operate as intended and could negatively affect the Fund and its shareholders. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure, and leverage on an aggregate basis with the Subsidiary.

(b)The investment adviser to the Cayman subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts.

Response: The Trust confirms that the Advisor to the Cayman subsidiary complies with the provision of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund under 2(a)(20) of the 1940 Act and that the Fund will include the investment advisory agreement between the subsidiary and its adviser as a material contract in its registration statement.

(c)Disclose the identity of the Cayman subsidiary's custodian and confirm that the Cayman fund complies with provisions relating to affiliated transactions and custody.

Response: The Trust confirms that the subsidiary will comply with the requirements of Section 17 of the 1940 Act. The Trust notes that UMB Bank, N.A., the Fund's custodian will serve as custodian to the subsidiary.

(d)All of the Cayman Fund's principal investment strategies and corresponding principal risks are principal to the Fund and should be addressed in the disclosure accordingly.

Response: The Trust so confirms

(e)Supplementally, please confirm the following: the financial statements of the Cayman subsidiary will be consolidated with those of the Fund, the Cayman subsidiary's management fees, including any performance fees, will be included under management fees and the Cayman subsidiary's expenses will be included under "other expenses" in the fee table for the Fund.

Response: The Trust so confirms.

(f)The Cayman subsidiary and its board of directors will agree to designate an agent for service of process in the US.

Response: The Trust so confirms.

(g)The Cayman subsidiary and its board of directors will agree to inspection by the Staff of its books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Trust so confirms.

10.Comment: Please disclose the Fund's status as a commodity pool operator under the Commodity Exchange Act and include this as part of the principal investment strategy disclosure.

Response: The Trust has included in section titled "Investment Objective, Principal Investment Strategies and Related Risks / Principal Investment Strategies" the statutory portion of the prospectus, the following disclosure.

Registration as a Commodity Pool Operator

Because the Fund invests a significant portion of its assets in futures contracts, ProShare Advisors has registered as a commodity pool operator (a "CPO") and the Fund as a commodity pool under the Commodity Exchange Act (the "CEA") and ProShare Advisors and the Fund are subject to the applicable provisions of the CEA.

11.Comment: Disclose that the fund will concentrate in energy and energy commodity sectors.

Response: The Trust respectfully declines to include language that the Fund will concentrate in the energy commodity sector. Unlike carbon allowances created as part of a cap-and-trade regime, voluntary carbon offsets are not specifically tethered to a specific industry or group of industries. The supply is driven by the availability of appropriate projects while the demand is driven by the desire of individuals and companies from all industries to reduce their overall carbon footprint. The Trust has revised its disclosure to include risks related to concentration more generally and to include a statement that the Fund will be concentrated in nature-based carbon futures.

12.Comment: In the discussion relating to "Swap Agreements" on page 5 of the prospectus, please confirm that the Fund will not be deriving a substantial amount of its returns from swaps.

Response: The Fund intends to achieve its target exposure primarily through investments in futures contracts and currently does not expect to derive a substantial amount of its returns from swap agreements.

Management

13.Comment: Please provide the month and year of the Fund's inception in the disclosure relating to portfolio managers.

Response: The Trust will include this disclosure in the B-Filing.

A Precautionary Note to Investment Companies

14.Comment: In this section, please make revisions to be consistent with the new fund of funds rule – Rule 12d1-4.

Response: The Trust will update the disclosure for new Rule 12d1-4 in the B-Filing as shown below.

A Precautionary Note to Investment Companies — For purposes of the Investment Company Act of 1940, the Fund is a registered investment company, and the acquisition of the Fund's shares by other investment companies is subject to the restrictions of Section 12(d)(1) thereof. ~~The~~

~~Trust and the Fund have obtained an exemptive order from the SEC allowing a registered investment company to invest in Fund shares beyond the limits of Section 12(d)(1) subject to certain conditions, including that a registered investment company enters into a Participation Agreement with the Trust regarding the terms of the investment.~~ Any investment company considering purchasing shares of the Fund in amounts that would cause it to exceed the restrictions of Section 12(d)(1) should contact the Trust. Prior to a fund acquiring securities of another fund that exceeds the limits of Section 12(d)(1), the acquiring fund must enter into a Fund of Funds Agreement with the acquired fund pursuant to Rule 12d1-4. Rule 12d1-4 outlines the requirements of Fund of Funds Agreements and specifies the responsibilities of the Board related to "fund of funds" arrangements.

Portfolio Management (page 19)

15.Comment: Please complete this section to include the portfolio manager's experience for the past five years.

Response: The Trust will complete this section in the B-Filing. Determination of NAV (page 20)

16.Comment: Please update the list of the New York Stock exchange holidays for 2022 to include Juneteenth National Independence Day (June 20, 2022).

Response: The Trust has revised the disclosure to reflect the holiday.

Statement of Additional Information

General Information About the Trust

17.Comment: The disclosure in this section notes that the Fund seeks to achieve its investment objective on both a single day and over time. This language appears to relate to a leveraged or inverse fund. If the disclosure is accurate with regards to a single day, please update the disclosure in the Prospectus.

Response: The Trust has revised the sentence to remove references to "a single day."

Investment Policies, Techniques and Related Risks

18.Comment: Please add disclosure on the carbon offsets market and the risks associated therewith.

Response: Please see the Response to Comment #2 above. Investment Restrictions (page 23)

19.Comment: Please confirm whether Number 8 should read "will" investment more than 25% of its total assets " as opposed to "may."

Response: The Trust has revised the disclosure to read as follows:

8.Concentrate (i.e., hold more than 25% of its assets in the stocks of a single industry or group of industries) its investments in issuers of one or more particular industries. ~~, except that~~ T~~t~~he Fund intends to ~~may~~ invest more than 25% of its total assets in investments that in combination provide exposure to carbon offsets and/or carbon offset futures contracts.

March 3, 2022 Comments

1.Comment: What is the anticipated or targeted Fund size? Please explain how you arrived at this figure in light of the fact there is an existing carbon credit fund of $1 billion.

Response: At one year after inception, the Advisor anticipates net assets of the Fund to be of a level at or below $66 million, all else equal, with respect to the existing nature-based carbon offset futures market. The Advisor determined this figure using notional open interest of relevant nature- based carbon offset futures, which totaled about $197 million as of February 28, 2022. At this one- year net asset level, the Fund's notional nature-based carbon offset futures exposure would not significantly exceed 33% of total notional open interest even if total notional open interest did not increase to meet the Fund's futures demand. Should the total notional open interest in nature-based carbon offset futures continue to grow, net assets of the Fund one year inception may be greater than the estimated figure above.

The Advisor notes that upon July 30, 2020 inception of the existing carbon allowance fund, notional open interest in the relevant ICE EUA futures totaled about $11 billion. Due to the significant difference in market size between ICE EUA futures and the nature-based carbon offset futures in which the Fund will invest, the Advisor does not believe it is warranted to anticipate a one-year net asset level for the Fund similar to that of the existing carbon allowance fund.

2.Comment: What size fund does the Advisor believe the current nature-based futures market can support?

Response: The Advisor believes the current nature-based carbon offset futures market could support a fund of about $200 million in net assets, based on total notional open interest as of February 28, 2022. Should the total notional open interest in nature-based carbon offset futures continue to grow, net assets of a fund one year after inception may be greater than this estimate.

3.Comment: What is the Fund's reasonable anticipated trade size? Explain how the Advisor determined that this is an appropriate reasonable anticipated trade size for the Fund.

Response: The Advisor reasonably anticipates average daily creation/redemption size of about $262 thousand in the first year after inception. At this level, Fund net assets would reach $66 million after one year. However, ETF creation/redemption activity tends to vary and is often flat. Accounting for this variability, for days on which creation/redemption activity occurs, the Advisor reasonably anticipates average creation/redemption size of about $2.6 million, or about 10x the average daily size over the first year.

4.Comment: Explain how the reasonable anticipated trade size is related to the trading volume of nature-based futures contracts.

Response: The Advisor determined the reasonable anticipated trade size independently and then used nature-based carbon offset futures notional trading volume to determine the feasibility of the estimate. Nature-based carbon offset futures had average daily notional volume of about $9.7 million in February 2022. The advisors anticipated creation/redemption size is thus about 27% of the observed average daily notional volume. This share of notional volume is reasonable for futures-based funds and has been further confirmed as feasible through discussion with current market participants.

5.Comment: Are there any additional measures to meet redemptions such as back-up liquidity facility? If not, why?

Response: No. The Trust does not anticipate back-up liquidity facilities being needed. As noted herein, the Fund expects the futures contracts in which it intends to invest to be sufficiently liquid to satisfy redemption requests. In addition, the Fund's cash balances maintained in connection such investments will typically be held in money market instruments.

Further, in the B-Filing, and as approved by the Trust's Board of Trustees at its recent March 10, 2022 Board meeting, the Fund will engage in borrowing through the use of reverse repurchase agreements. This will allow the Fund to increase the amount it invests in the Cayman Subsidiary, thus allowing a higher dollar amount of futures margin to be posted by the Cayman Subsidiary and, in turn, increasing the Subsidiary and the Fund's exposure to futures contracts.

The following will be added to the Fund's principal investment strategy:

•Borrowing – The Fund seeks to engage in reverse repurchase agreements and use the proceeds for investment purposes.

The following will be added to the Fund's principal risks:

•Borrowing Risk – The Fund may borrow for investment purposes using reverse repurchase agreements. The cost of borrowing may reduce the Fund's return. Borrowing may cause a Fund to liquidate positions under adverse market conditions to satisfy its repayment obligations. Borrowing increases the risk of loss and may increase the volatility of the Fund.

6.Comment: Will the Fund hold any unencumbered short-term investments as margin to provide a liquidity buffer? If not, why?

Response: The Fund's non-margin cash balances will typically be held in money market instruments and will typically represent 75% or more of the Fund's net assets.

7.Comment: The Fund's Rule 35d-1 80% policy states that it will invest 80% in "financial instruments that in combination provide exposure to nature-based carbon offset futures contracts." Rather than "exposure to" these contracts, the Fund should invest 80% in actual nature-based carbon offset futures contracts. Alternatively, the Fund could add "Strategy" to its name.

Response: The Trust has added the term "Strategy" to its name. Further, the Trust has determined to remove "Climate" from the Fund's name so the new name will be the ProShares Carbon Offsets Strategy ETF.

8.Comment: In regard to the 80% test, please explain what "financial instruments" means. Please include in the 80% test the other types of financial instruments. We understand this disclosure may be in other parts of the registration statement and should be moved up to the summary portion.

Response: Financial instruments may include investments in the following: futures contracts, swap agreements, forward contracts, and corporate debt securities.

9.Comment: In response to Comment #1 (given on January 26, 2022), the Trust notes that disclosures relating to how futures will be calculated for purposes of the Fund's Rule 35d-1 policy are included in the SAI. Please direct us to this disclosure.

Response: The below disclosure appears on page 5 of the SAI. While it does not refer specifically to "market" value, the disclosure explains what is included for purposes of the Rule 35d-1 test.

NAME POLICIES

The Fund is subject to the SEC "names rule" (Rule 35d-1 under the 1940 Act) and has adopted non-fundamental investment policies obligating it to commit, under normal market conditions, at least 80% of its assets (i.e., net assets plus borrowings for investment purposes), under normal circumstances in the types of securities suggested by their name and/or investments with similar economic characteristics. Such direct or inverse exposure may be obtained through direct investments/short positions in the securities and/or through investments with similar economic characteristics. For purposes of each such investment policy, "assets" includes the Fund's net assets, as well as amounts borrowed for investment purposes, if any. In addition, for purposes of such an investment policy, "assets" includes not only the amount of the Fund's net assets attributable to investments providing direct investment exposure to the type of investments suggested by its name (e.g., the value of stocks, or the value of derivative instruments such as futures, options or options on futures), but also cash and cash equivalents that are segregated on the Fund's books and records or being used as collateral, as required by applicable regulatory guidance, or otherwise available to cover such investment exposure. The Board has adopted a non-fundamental policy to provide investors with at least 60 days' notice prior to changes in the Fund's name policy.

10.Comment: In response to Comment #3 (given on January 26, 2022), the Trust noted that the Fund seeks to invest "primarily" in nature-based carbon offset futures contracts. Given that this is the Fund's 80% policy, investments at a level beyond "primarily" should be reflected.

Response: See response to Comment #1 (given on January 26, 2022) above. The Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in financial instruments that in combination provide exposure to nature-based carbon offset futures contracts.

* * * * *

We hope that these responses adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel